Exhibit 99.1

SUNZ Insurance in Production with Sapiens’ Workers’

Compensation CompSuite® Policy System

SUNZ went live in less than four months

Holon, Israel and Denver, CO – June 19, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that SUNZ Insurance (SUNZ) has gone live on CompSuite® Policy, a policy administration system that is designed specifically for workers’ compensation.

SUNZ selected CompSuite to support rating and policy issuance for its Professional Employer Organization (PEO) program, which specializes in workers’ compensation. Implementation took less than four months, from kick-off to CompSuite production, enabling SUNZ to:

•	Issue policies automatically, generating policy page endorsements and premium accounting for 46 states
•	Support compliance reporting to Workers’ Compensation Insurance Organizations (WCPOLS)
•	Seamlessly import master and multiple coordinated policies and associated payroll into CompSuite Policy
•	Improve operational efficiencies and reduce overall costs, with CompSuite’s turnkey hosted solution designed specifically for workers’ compensation

“We were impressed by Sapiens’ product flexibility, workers’ compensation knowledge, PEO processing capabilities and track record of successful implementations,” said Glen Distefano, SUNZ Chief Technical Officer. “Sapiens has proven to be a true partner by understanding our business, responding to our requirements, and giving us the speed-to-market necessary to achieve our business goals.”

“We congratulate SUNZ on the successful implementation and welcome them to the Sapiens customer family,” said Roni Al-Dor, Sapiens’ president and CEO. “Sapiens’ looks forward to continuing to work with the SUNZ team to help them maximize the value of their investment and deliver on their business and customer objectives.”

CompSuite Policy is a component of StoneRiver’s enterprise CompSuite solution, which also includes claims and managed care/bill review.

About SUNZ Insurance

Headquartered in Bradenton, Florida, SUNZ Insurance Company is a dedicated long-term business partner – not just a workers' compensation insurance carrier. SUNZ Insurance (sunzinsurance.com), established in 2005, was founded specifically to provide large deductible workers’ compensation solutions for Professional Employer Organizations, staffing companies and large companies.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com